UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-14787

Delphi Mechatronic Systems Savings — Stock Purchase Program

(Full title of the plan)

DELPHI CORPORATION

5725 Delphi Drive, Troy, Michigan 48098
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive officers)

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003:

Statements of Assets Available for Benefits	4

Statements of Changes in Assets Available for Benefits	5

Notes to Financial Statements	6-11

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2004	12

SIGNATURE	13

EXHIBIT INDEX

Consent of Independent Registered Public Accounting Firm	15
Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Delphi Mechatronic Systems Savings-Stock Purchase Program

We have audited the accompanying statements of assets available for benefits of Delphi Mechatronic Systems Savings-Stock Purchase Program (the “Program”) as of December 31, 2004 and 2003, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Program’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Program is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Program’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Program as of December 31, 2004 and 2003, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule “Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)” as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Program’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Detroit, Michigan
June 27, 2005

DELPHI MECHATRONIC SYSTEMS
SAVINGS-STOCK PURCHASE PROGRAM

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
(Dollars in Thousands)

	2004	2003
ASSETS
Investment in Master Trust (Note 3)
Investments	$13,167	$12,562
Participant loans	216	294

ASSETS AVAILABLE FOR BENEFITS	$13,383	$12,856

See notes to financial statements.

DELPHI MECHATRONIC SYSTEMS
SAVINGS-STOCK PURCHASE PROGRAM

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003
(Dollars in Thousands)

	2004	2003
ADDITIONS:
Contributions:
Participant	$763	$902
Rollover	15	27
Employer	125	174

Total contributions	903	1,103

Net investment income from the Master Trust and interest on participant loans (Note 3)	760	882

Total additions	1,663	1,985

DEDUCTIONS:
Benefits paid to participants or beneficiaries	1,136	1,320

Total deductions	1,136	1,320

NET INCREASE	527	665

ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	12,856	12,191

ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$13,383	$12,856

See notes to financial statements.

DELPHI MECHATRONIC SYSTEMS
SAVINGS-STOCK PURCHASE PROGRAM

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PROGRAM

General — Delphi Mechatronic Systems, Inc. (the “Company”) established the Delphi Mechatronic Systems Savings-Stock Purchase Program (the “Program”) on June 1, 2001, a defined contribution plan, in connection with the formation of the Company and the acquisition of the Vehicle Switch/Electronics Division of Eaton Corporation by Delphi Corporation (“Delphi”) on March 30, 2001 (the “Acquisition”).

The Company’s Board of Directors acts as a Program fiduciary and, along with various officers, employees and committees, controls and manages the operation and administration of the Program subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Company’s Board of Directors designated General Motors Investment Management Corporation (“GMIMCo”) as a named fiduciary and investment advisor to the Program. State Street Bank and Trust Company (“State Street” or the “Trustee”) acts as the trustee of the Program and Fidelity Investment Institutional Operations Company, Inc. (“Fidelity”) acts as the record keeper of the Program. Certain costs of program administration are paid by the Company and Delphi.

The following description of the Program provides only general information. Participants should refer to the Program document for a more complete description of the Program’s provisions.

Eligibility — An employee compensated by salary or commission becomes eligible to participate and accumulate savings on the first day of the month following the completion of six months of service with the Company. Employees who transitioned from Eaton Corporation in connection with the Acquisition and were already eligible to participate in the Eaton Corporation Share Purchase and Investment Plan on March 30, 2001 were eligible to participate in the Program on June 1, 2001.

Participant Contributions — Participants may defer up to 40% of an Employee’s eligible salary (including after-tax contributions and elective deferrals), as defined in the Program, up to current Internal Revenue Service (“IRS”) contribution limits.

Except as described below, effective April 1, 2003, one half of the first 7% of base compensation contributions by the participant are automatically invested in the Delphi Common Stock Fund. Such contributions along with net earnings on those amounts must remain invested in this fund through the last day of the Program year in which the contributions were made, at which time they may be transferred by the participant to other available investment options. Participants may also contribute amounts representing rollover distributions from other qualified plans and catch-up contributions up to IRS limits.

Effective March 11, 2005, employees cannot contribute to the Delphi Common Stock Fund until further notice. Any contributions that were directed into the Delphi Common Stock Fund are directly invested into the Promark Income Fund until the employee changes their future elections. For employee contributions required to be invested in the Delphi Common Stock Fund prior to March 11, 2005, the “Required Retention Period” and the 1% redemption fee on trading Delphi Common Stock are suspended, effective March 14, 2005.

Employer Contributions — Effective October 16, 2004, the Company matching contributions to the Program were suspended indefinitely. Between April 1, 2003 and October 16, 2004, the Company contributed an amount equal to 30% of the first 7% of base compensation contributed by the participant (previously, 25% of the first 6%). The Company’s matching contribution was invested entirely in the Delphi Common Stock Fund (Promark Income Fund after March 11, 2005). Such contributions along with net earnings on those amounts must remain invested in this fund through the last day of the Program year in which the contributions were made, at which time employer contributions may be transferred by the participant to other available investment options.

Participant Accounts — Each participant’s account is credited with the participant’s contributions and withdrawals, as applicable, and allocations of (a) the Company’s contributions and (b) Program earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting — Employee and Employer contributions and earnings (losses) thereon vest immediately on allocation to the Employee’s account, except for Employees with less than three years of credited service for whom Employer contributions and earnings thereon vest on January 1, following the calendar year in which such contributions or earnings are credited. Forfeitures may be used to offset future Employer contributions or to pay administrative costs of the Program.

Investment Options — Participants may direct, in 1% increments, how their contributions are to be invested.

A description of each investment option offered in the Program follows:

•	Delphi Common Stock Fund — Under this investment option, contributions are invested by the Trustee in Delphi common stock. Each unit represents a proportionate interest in all of the assets of the respective Delphi Common Stock Fund. The number of units credited to each participant’s account within an applicable plan will be determined by the amount of the participant’s contributions and the purchase price of a unit in the Delphi Common Stock Fund. The value of each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value. The return on a participant’s investment is based on the value of units, which, in turn, is determined by the market price of Delphi common stock and the amount of any dividends paid thereon.

Effective March 11, 2005, the Delphi Common Stock Fund was closed to any new contributions, exchanges in, loan payments or dividend reinvestment until further notice. Participants may only transfer out, borrow or withdraw assets from this fund. All contributions previously directed to the Delphi Common Stock Fund have been redirected to the Promark Income Fund during this time.

•	Promark Funds - This investment option is comprised of many investment funds managed by General Motors Trust Bank, N.A. (“GMTB”), a national trust company and General Motors Investment Corporation (“GMIMCo”), a registered investment advisor. Each of the funds has a different objective and investment strategy. To pursue their objectives, GMTB and GMIMCo fund managers invest in a wide variety of investments. Complete information about each mutual fund’s objective and investments is contained in that fund’s prospectus.

•	Fidelity Mutual Funds - This investment option is comprised of many different mutual funds managed by Fidelity Investments. Each mutual fund has a different objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund’s objectives and investments is contained in that fund’s prospectus.

•	Ariel Funds — The Ariel Fund and the Ariel Appreciation Fund are managed by Ariel Capital Management, Inc. Each mutual fund has a unique objective and investment strategy seeking to increase value over the long term through capital investment. Complete information about each mutual fund’s objectives and investments is contained in that fund’s prospectus.

Other Investments — Certain assets of former investment options discontinued as of April 1, 2003 are treated as follows:

•	Axcelis Technologies, Inc. Common Stock Fund — No contributions or exchanges to this fund are permitted. Participants may only transfer out, borrow or withdraw assets from this fund.

•	Eaton Corporation Common Stock Fund — No contributions or exchanges to this fund are permitted. Participants may only transfer out, borrow or withdraw assets from this fund.

Other Investment Information — Dividends and other earnings attributable to the Delphi Common Stock Fund, the Promark Funds, the Fidelity Mutual Funds and the Ariel Funds are invested in the respective funds. Dividends attributable to the Axcelis Technologies, Inc. Common Stock Fund and the Eaton Corporation Common Stock Fund are invested in the Promark Income Fund. Participants may transfer their balances or change their investment options daily.

Participant Loans — Participants may borrow an amount within a range of $1,000 to the lesser of $50,000 or 50% of their vested account balance. Loan maturities generally range from six months to five years but can be extended to 10 years for the purchase or construction of a primary residence. The loans are secured by the balance in the participant’s account and bear interest equal to the prime rate. Repayment of loans is generally made through after-tax payroll deductions and is invested in the same discretionary investment options that the participant selected for their savings contributions. Interest paid on the loans is credited back to the borrowing employee’s account in the Program.

Participant Withdrawals — A participant may withdraw funds from their account at any time after attaining age 59 -1/2 subject to the Required Retention Period, as defined by the Program document. Prior to age 59 -1/2, employee after-tax savings may be withdrawn at any time; however, pre-tax savings may only be withdrawn because of termination of employment, retirement, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals and loans under all applicable plans maintained by the Company and its affiliates. The amount that may be withdrawn for a financial hardship is limited as defined in the Program. The funds that represent a financial hardship withdrawal must conform to conditions required by the IRS. A participant who receives a hardship distribution shall have his or her contributions to the Program suspended for 12 months.

Forfeitures — Participants terminating employment prior to full vesting forfeit the nonvested portion of the Company’s contributions as of the effective date of the participant’s termination of employment. Such forfeitures are applied to reduce subsequent contributions from the Company.

Redemption Fees and Administrative Expenses — Effective March 14, 2005, the 1% redemption fee on Delphi Common Stock Fund assets held for less than 30 days was suspended. Effective June 1, 2003, a 1% redemption fee on the Promark International Equity Fund and the Promark Emerging Markets Equity Fund was instituted. From time to time, certain funds may impose a redemption fee if an investment is held for less than a stated period. If applicable, these fees are disclosed in the individual mutual fund prospectuses which contain additional information about each fund. The redemption fees are paid to the respective funds and help protect the funds’ performance and shareholders by discouraging frequent trading in response to short-term market fluctuations. Certain costs of plan administration are paid by Delphi.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

•	The financial statements of the Program are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America.

•	Investments are stated at fair value, except for investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available for certain common and collective trusts, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions and withdrawals made under the investment contracts, plus credited earnings which are net of expenses charged to the synthetic contract.

Investments of the Promark Income Fund included in the Program and Delphi Savings Master Trust consist of synthetic investment contracts. Synthetic investment contracts operate similarly to a separate account investment contract, except that the assets are placed in a trust (with ownership by the Delphi Savings Master Trust) rather than a separate account of the contract issuer. These contracts provide for prospective crediting of interest rate adjustments based on the interest earnings and fair value of the underlying trust assets. The crediting interest rates are reset quarterly and the contracts include wrappers (insurance contracts used to guarantee a rate of interest on the synthetic guaranteed investment contracts within the Promark Income Fund) that provide that the crediting interest rates cannot be less than zero. The average crediting interest rate of the synthetic investment contracts as of December 31, 2004 and 2003 was approximately 4.79% and 5.12%, respectively. The wrappers are entered into by the Delphi Savings Master Trust to stabilize the income generation of the Promark Income Fund.

All investment contracts are considered benefit responsive and are therefore recorded at contract value in accordance with the American Institute of Certified Public Accountants’ Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans. The average yield for the synthetic investment contracts within the Promark Income Fund was approximately 4.5% and 4.9% for the years ended December 31, 2004 and 2003, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

•	Security transactions are recorded on the trade date.

•	Investment income is recognized as earned based on the terms of the investments and the periods during which the Program holds the investments. Dividends are recorded on the ex-dividend date.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Program management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates. The Program utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	THE MASTER TRUST

The Program’s investment advisor and named fiduciary, GMIMCo, established the Delphi Savings Master Trust (the “Master Trust”), pursuant to a trust agreement between GMIMCo and State Street Bank and Trust Company, as trustee of the funds, to permit the commingling of assets of several employee benefit plans for investment and administrative purposes. Certain Program investments are managed by Fidelity. Fidelity is the record keeper as defined by the Program and, therefore, these transactions qualify as party-in-interest transactions.

Employee benefit plans participating in the Master Trust as of December 31, 2004 include the following:

•	Delphi Savings-Stock Purchase Program for Salaried Employees in the United States

•	Delphi Personal Savings Plan for Hourly-Rate Employees in the United States

•	ASEC Manufacturing Savings Plan

•	Delphi Mechatronic Systems Savings-Stock Purchase Program

•	Delphi Income Security Plan for Hourly-Rate Employees

Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the Master Trust investment funds in which the Program’s participants invest. The net investment income or loss of each of the Master Trust investment funds is allocated by the trustee to each participating plan based on the plan’s interest in each Master Trust investment fund, as compared with the total interest of all the participating plans in each Master Trust investment fund at the beginning of the month.

As of December 31, 2004 and 2003, the Program has an approximate 0.3% interest in the Master Trust.

The assets available for benefits of all participating plans in the Master Trust as of December 31 is summarized as follows (dollars in thousands):

	2004	2003
Investments:
Common and collective trusts	$1,812,974	$1,652,948
Mutual funds	1,592,748	1,384,038
Commingled common stock funds*	596,691	730,533
Loans to participants	150,672	144,175

Assets available for benefits	$4,153,085	$3,911,694

* Both participant and nonparticipant-directed

Participant directed investments in the Promark Funds are included above in the common and collective trusts line. Such investments are commingled with General Motors Corporation investments in funds administered by GMTB and GMIMCo.

Investments of the Promark Income Fund included above in the common and collective trusts consist of synthetic investment contracts which were valued at contract value of $1,246,688 and $1,151,015 (dollars in thousands) as of December 31, 2004 and 2003, respectively. The fair value of these investment contracts was $1,282,738 and $1,183,132 (dollars in thousands) as of December 31, 2004 and 2003, respectively.

The net investment income of all participating plans in the Master Trust for the years ended December 31 is summarized as follows (dollars in thousands):

	2004	2003
Interest and dividends	$63,927	$45,321

Net appreciation in fair value of investments:
Common and collective trusts	114,361	158,903
Mutual funds	133,204	282,457
Commingled common stock funds	(95,354)	184,948

Total net appreciation in fair value of investments	152,211	626,308

Net investment income	$216,138	$671,629

Net appreciation in fair value of investments does not include redemption fees of $1,305 and $1,100 (dollars in thousands) as of December 31, 2004 and 2003, respectively.

4.	TERMINATION OF THE PROGRAM

Although it has not expressed any intention to do so, the Company has the right to terminate the Program subject to the provisions of ERISA. Such termination of the Program, if any, would not affect a participant’s interest in assets already in the Program, as participants would become 100% vested in their account.

5.	FEDERAL INCOME TAXES

The IRS has determined and informed the Company by a letter dated June 26, 2003, that the Program and related Trust are designed in accordance with the applicable sections of the Internal Revenue Code of 1986 (the “Code”), as amended. Although the Program has been amended since receiving the determination letter, the Program’s fiduciary and tax counsel believe that the Program is designed and currently being operated in compliance with the applicable requirements of the Code, and, therefore no provision for income taxes has been included in the Program’s financial statements.

6.	SHAREHOLDER LAWSUITS

Several class action lawsuits have been commenced against Delphi, several of Delphi’s subsidiaries, certain of its current and former directors and officers, and GMIMCo brought under ERISA, purportedly on behalf of participants in certain of Delphi’s and its subsidiaries’ defined contribution employee benefit pension plans who invested in the Delphi Common Stock Fund. Plaintiffs allege that the plans suffered losses due to the defendants’ breaches of fiduciary duties under ERISA. Due to the preliminary nature of these cases, the Company is not able to predict with certainty the outcome of this litigation or its potential exposure related thereto.

******

DELPHI MECHATRONIC SYSTEMS
SAVINGS-STOCK PURCHASE PROGRAM

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2004
(Dollars in Thousands)

Identity of Issue,	Description of Investment Including
Borrower, Lessor or	Maturity Date, Rate of Interest,	Current
Similar Party	Collateral, Par or Maturity Value	Value

* Loans to participants	Loans to participants, interest rates
ranging from 4.0% to 10.5%;
	maturities ranging from 1 to 5 years	$216

* Party-in-interest.

SIGNATURE.

Pursuant to the requirement of the Securities Exchange Act of 1934, Delphi Mechatronic Systems, Inc. which administers the Program, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Delphi Mechatronic Systems Savings — Stock Purchase Program
(Name of Plan)

Date: June 27, 2005	By:	/s/ August Lukasko

August Lukasko Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm